UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new CEO and Chief Officers of Transpetro

—

Rio de Janeiro, April 20, 2023 - Petróleo Brasileiro S.A. - Petrobras announces that its Executive Board, in a meeting held today, approved the appointments of the following executives for its subsidiary Petrobras Transporte S.A. (Transpetro): Mr. Sergio Hermes Martello Bacci for the position of CEO of Transpetro, Mr. Fernando Mascarenhas Cavalcanti de Barros for the position of Chief Financial Officer of Transpetro and Mr. Jones Alexandre Barros Soares for the position of Chief Maritime Transportation, Pipelines and Terminals Officer of Transpetro.

The nominations are subject to election by Transpetro's Board of Directors, which is expected to occur on 04/27/2023.

Petrobras thanks Luiz Eduardo Valente Moreira and Roberto David Mendes da Silva for their important contributions and dedication ahead of Transpetro.

Mr. Sergio Hermes Martello Bacci is a business administrator graduated from Faculdades Integradas Senador Flaquer, of Santo André. He has more than 20 years of experience in the naval and offshore sector, logistics and maritime transport, acting in the management of large companies such as ASGAARD Navegação S.A., Opmar Serviços Marítimos LTDA. And BRAM Offshore. He played an important role as representative of SINAVAL in the Organization for Economic Cooperation and Development - OECD, in promoting the growth of the Brazilian naval industry. He was also Secretary of Development for Transportation Actions at the Ministry of Transportation, with emphasis on the performance in the modernization of road, waterway and port infrastructure legislation.

Mr. Fernando Mascarenhas Cavalcanti de Barros is an electronic engineer from the Federal University of Rio de Janeiro and holds a Master's degree in Digital Systems/Computer Networks - MSc from COPPE/UFRJ. He has a post-graduate degree in Marketing from PUC RJ, and in Business Management from Fundação Dom Cabral (FDC), where he also completed an MBA in Business Management. An executive with 22 years of experience in the aviation, shipping, mining and steel industries, having held global and local leadership positions at Varig S.A., Vale S.A. (Vale) and Vale group companies, in the positions of Executive Manager of Global Financial Planning and Analysis (FP&A), Executive Vice President of Administration and Finance, CFO, at California Steel Industries (CSI), a Vale group company, Senior Manager of Investor Relations, General Manager of the tugboat operation, General Manager of Shipping Market Intelligence, among others. He has experience in investor relations, financial planning, performance management, results consolidation, investment analysis, budgeting and strategic planning, and shareholder reporting, having been Secretary of the Board of Directors (BoD) at CSI and Vice President of the Fiscal Council of Fundação Vale do Rio Doce de Seguridade Social (Valia).

Mr. Jones Alexandre Barros Soares has a Bachelor's degree in Nautical Sciences from Centro de Instrução Almirante Braz Aguiar and a Master's degree in Service Management from Instituto Universitário de Lisboa. He has several courses such as MBA in Business Management from Fundação Getúlio Vargas, Negotiation and Leadership from Harvard Law School and Ship Management & Logistics from Cambridge Academy of Transport in England. He has been working in the Petrobras system for 31 years and in Transpetro for 22 years, with vast experience in the operations area, accumulating more than 4000 days of navigation as Captain of long course and commander of merchant vessels of Petrobras Transporte - Fronape. He has held managerial positions for 23 years, among which we highlight the positions of Executive

Manager of Ship Operations and Director of Transpetro International BV. He is a member of the Center of Captains of the Merchant Navy, the Brazilian Maritime Law Association - ABDM, IFSMA (International Federations of Shipmasters Association), Nautical Institute of London, and NAMEPA - The North American Marine Environment Protection Association.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floorr – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer